May 25, 2005

Via Facsimile (202) 772-9213
Frank Green
Office of Global Security Risk
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0409

Re:	The Procter & Gamble Company (the “Company”); Draft of Amendment No. 3 to Form S-4 Submitted May 24, 2005 (File No. 333-123309)

Dear Mr. Green:

This letter is in response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the letter from Pamela A. Long to James J. Johnson and Richard K. Willard dated May 25, 2005. For your convenience, we have set forth below in italics the Commission’s numbered comments in their entirety followed by the responses thereto.

1.	We note your response of May 25, 2005. Please provide us with further information about which Gillette and Braun products are included in the categories “household appliances” and “small household and personal diagnostic appliances.”

Response:

In response to the Staff’s request, Gillette supplementally advises the Staff that Gillette’s distributors sell the following personal diagnostic and small household appliances in Iran and Iraq:

Personal diagnostic appliances in Iran:

•	Blood Pressure Monitors

•	Ear Thermometers

•	Refills for Ear Thermometers

Small household appliances in Iran:

•	Juicers

•	Food Processors

Frank Green
May 25, 2005

•	Kettles

•	Coffee Machines

•	Hand Blenders

•	Meat Mincers

•	Irons

•	Jug Blenders

•	Coffee Filters

•	Spare Parts

Personal diagnostic appliances in Iraq:

•	Blood Pressure Monitors

Small household appliances in Iraq:

•	Juicers

•	Food Processors

•	Kettles

•	Hand Blenders

•	Meat Mincers

•	Irons

•	Jug Blenders

•	Coffee Makers

•	Coffee Bean Grinders

•	Spare Parts

     Below is a list of all of the categories of products sold under Gillette’s Braun products line throughout the world:

•	Men’s & Women’s Electric Shavers

•	Women’s Leg Epilators

•	Hair Dryers and Hair Stylers

•	Coffee Making Machines

•	Water Kettles

•	Kitchen Hand Blenders & Mixers

•	Kitchen Food Processors

•	Kitchen Toasters

•	Kitchen Juicer Machines

•	Household Steam Irons

Frank Green
May 25, 2005

•	Ear Thermometers

•	Wrist Blood Pressure Monitor

•	Alarm Clocks, Watches and Calculators

Please contact the undersigned at (212) 504-5555 if you have any questions regarding the Company’s response herein provided.

Very truly yours,

/s/ Dennis J. Block

Dennis J. Block

cc:	Brigitte Lippmann
James J. Johnson, Esq.
Richard K. Willard, Esq.
George R. Bason, Jr., Esq.